                                       Legal Services
37th Floor, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3E3
Direct line: (403) 296-8545
Direct fax: (403) 296-4910
e-mail: croberts@petro-canada.ca

August 24, 2007                           BY FAX

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Ms. Lily Dang

Dear Ms. Dang:

Re:	Petro-Canada Form 40-F for Fiscal Year Ended December 31, 2006 Filed March 29, 2007 SEC Letter Dated August 22, 2007 SEC File No. 001-13922

Further to my voice mail left for you today, I would like to confirm receipt of the letter dated August 22nd, 2007 from Mr. Karl Hiller, SEC Branch Chief, to Mr. Harry Roberts, Executive Vice-President and Chief Financial Officer, Petro-Canada.

Petro-Canada will immediately commence working on its response, but several key individuals are still on holidays, returning after the September long weekend. In order that we can provide information that is fully responsive to your letter, including the additional questions that you have asked, we hereby request an extension in which to respond, to Friday, September 14th, 2007. Assuming this date is acceptable, please confirm with Mr. Hugh Hooker, Chief Compliance Officer, Corporate Secretary, Associate General Counsel, at (403) 296-7778.

Thank you.

Yours very truly,

PETRO-CANADA

/s/ Cindy Roberts
Senior Counsel

.cc   Mr. Karl Hiller, SEC Branch Chief
    H. L. Hooker, Petro-Canada
    Marilyn Mooney, Fulbright Jaworski